UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF LEGAL VICE PRESIDENT AND SECRETARY GENERAL
Medellín, Colombia, October 27, 2008
At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) appointed Mr. Mauricio Rosillo Rojas as Legal Vice President and Secretary General. Mr. Rosillo Rojas holds a law degree from Pontificia Universidad Javeriana, a post graduate degree in financial law from Universidad de Los Andes, and a master’s degree in commercial and economic law from the University of Georgia in the United States. Additionally, Mr. Rosillo Rojas has taken courses in European law at the Université Libre de Bruxelles.
Mr. Rosillo Rojas has held several positions in the public and private sectors including, secretary general of Fedeleasing, Interim Colombian Superintendent of Banking Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange, and president of Autoregulador del Mercado de Valores (a Colombian self-regulatory organization). Mr. Rosillo Rojas is also adjunct professor at Pontificia Universidad Javeriana and Universidad de Los Andes.
Mr. Rosillo Rojas will join Bancolombia as Legal Vice President and Secretary General on December 1, 2008. He will become a legal representative of Bancolombia upon authorization by the Colombian Superintendency of Finance.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 27, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance